UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

GOLD RESERVE INC.
(Name of Subject Company (Issuer))

GOLD RESERVE INC.
(Name of Filing Persons (Offeror))

5.50% Senior Subordinated Convertible Notes due 2022
(Title of Class of Securities)

38068N AB4
(CUSIP Number of Class of Securities)

Rockne J. Timm
Chief Executive Officer
Gold Reserve Inc.
926 West Sprague Ave., Suite 200
Spokane, Washington 99201
(509) 623-1500

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Albert G. McGrath, Jr.
Baker & McKenzie LLP
2300 Trammell Crow Center
2001 Ross Avenue
Dallas, TX 75201

Tel. (214) 978-3000
Fax. (214) 978-3099

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,080,000	$123.77

*	Calculated solely for purposes of determining the filing fee. The amount represents the principal amount of the 5.50% Senior Subordinated Convertible Notes due 2022 to which this offer relates.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

EXPLANATORY NOTE

This Amendment Number 4 (“Amendment No. 4”) amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 18, 2012 by Gold Reserve Inc., a company incorporated under the laws of Yukon, Canada (“GR” or the “Company”) (as amended, the “Schedule TO”). This Amendment No. 4 is being filed to provide additional disclosures for holders of the Company’s 5.50% Senior Subordinated Convertible Notes due 2022 issued by the Company on May 18, 2007 (the “Notes”). All information in the previously filed Schedule TO, including all schedules and annexes thereto, is hereby expressly incorporated by reference in this Amendment No. 4 in response to all items required in the Schedule TO, except that such information is hereby amended and restated to the extent specifically provided for herein and the Supplement to Offer, dated November 7, 2012.

Item 4.	Terms of the Transaction

(a) The information set forth in the Supplement to Offer, dated November 7, 2012 is incorporated herein by reference.

Item 10.	Financial Statements

The information set forth in the Supplement to Offer, dated November 7, 2012 is incorporated herein by reference.

Item 11.	Additional Information

(b)  The information set forth in the Supplement to Offer, dated November 7, 2012 is incorporated herein by reference.

Item 12.  Exhibits.

Exhibit No.	Description

(a)(1)(A)	Notice of Offer to Holders of its 5.50% Senior Subordinated Convertible Notes due 2022, dated September 18, 2012, as amended October 29, 2012

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Form of Notice of Withdrawal

(a)(1)(D)	Supplement to Offer, dated November 7, 2012*

(a)(5)(A)	Press Release issued by GR on September 18, 2012

(a)(5)(B)	Press Release issued by GR on October 17, 2012

(a)(5)(C)	Press Release issued by GR on October 29, 2012

(a)(5)(D)	Press Release issued by GR on November 6, 2012

(b)	Not applicable

(d)(1)

Indenture, dated May 18, 2007, by and among GR, and The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee and the Co-Trustee named therein, incorporated by reference to Exhibit 7.1 to GR’s Registration Statement on Form F-10 (File 333-142944) filed with the U.S. SEC on May 14, 2007

(d)(2)

Agreement and Plan of Merger, dated as of October 5, 1998, by and among Gold Reserve Corporation (predecessor issuer), Gold Reserve Inc. (successor issuer) and GR–Merger Corp filed as Annex I to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(3)

Exchange Agreement by and among Gold Reserve Corporation, the Company, TranSecurities International, Inc. and Holders of Unit Shares, dated November 17, 1998 filed as Exhibit 4.1 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(4)

Restated Articles of Incorporation of the Company filed as Exhibit 3.1 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form  S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(5)

Bylaws of the Company filed as Exhibit 3.2 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(6)

Form of Certificate for the Company’s Class A common shares filed as Exhibit 4.4 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(7)

Form of Certificate for the Unit Share filed as Exhibit 4.5 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(8)

Shareholder Rights Plan Agreement, as amended, of the Company (including form of Rights Certificate) filed as Exhibit 99.1, Appendix C of the Company’s Form 6-K filed with the SEC on May 14, 2009 and incorporated by reference herein

(d)(9)

Form of Change of Control Agreement entered into by and among Gold Reserve Inc., Gold Reserve Corporation and, individually, each of Rockne J. Timm and A. Douglas Belanger filed as Exhibit (e)(1) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein

(d)(10)

Form of Change of Control Agreement entered into by and among Gold Reserve Inc., Gold Reserve Corporation and, individually, each of James P. Geyer, Robert A. McGuinness, Mary E. Smith, and David P. Onzay filed as Exhibit (e)(2) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein†

(d)(11)	Gold Reserve Inc. Equity Incentive Plan filed as Exhibit 3.2 to the Company’s Form 20-F (File No. 001-31819) filed with the SEC on April 3, 2006 and incorporated by reference herein†

(d)(12)

Gold Reserve Inc. Venezuelan Equity Incentive Plan filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (Registration No. 333-152883) filed with the SEC on April 3, 2006 and incorporated by reference herein†

(d)(13)	Gold Reserve KSOP filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on August 29, 2007 and incorporated by reference herein†

(d)(14)	Gold Reserve Inc. Director and Employee Retention Plan filed as Exhibit (e)(6) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein†

(d)(15)	Notice of Grant of Stock Options and Option Agreement filed as Exhibit 10.1 to the Company’s Form 10-Q (File No. 001-31819) filed with the SEC on August 12, 2011 and incorporated by reference herein†

(d)(16)	First Amendment to Shareholder Rights Plan Agreement filed as Appendix B to the Company’s Proxy Statement/Information Circular filed with the SEC on June 1, 2012 and incorporated herein by reference

(d)(17)

Subordinated Note Restructuring Agreement dated May 25, 2012 filed as Exhibit 99.1 to the Company’s Form 6-K (File No. 001-31819) filed with the SEC on May 30, 2012 and incorporated by reference herein

(d)(18)

Amended and Restated Subordinated Note Restructuring Agreement dated July 3, 2012 filed as Exhibit 99.1 to the Company’s Form 6-K (File No. 001-31819) filed with the SEC on July 5, 2012 and incorporated by reference herein

(d)(19)

Second Amended and Restated Subordinated Note Restructuring Agreement dated September 13, 2012 filed as Exhibit 99.1 to the Company’s Form 6-K filed with the SEC on September 18, 2012 and incorporated by reference herein

(g)	Not applicable

(h)	Not applicable

* Filed herewith

† Management contract or compensatory plan or arrangement

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOLD RESERVE INC.

By:	/s/ Rockne J. Timm
Name: Rockne J. Timm
Title: Chief Executive Officer

Dated:  November 7, 2012

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Notice of Offer to Holders of its 5.50% Senior Subordinated Convertible Notes due 2022, dated September 18, 2012, as amended October 29, 2012

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Form of Notice of Withdrawal

(a)(1)(D)	Supplement to Offer, dated November 7, 2012*

(a)(5)(A)	Press Release issued by GR on September 18, 2012

(a)(6)(A)	Press Release issued by GR on October 17, 2012

(a)(5)(C)	Press Release issued by GR on October 29, 2012

(a)(5)(D)	Press Release issued by GR on November 6, 2012

(b)	Not applicable

(d)(1)

Indenture, dated May 18, 2007, by and among GR, and The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee and the Co-Trustee named therein, incorporated by reference to Exhibit 7.1 to GR’s Registration Statement on Form F-10 (File 333-142944) filed with the U.S. SEC on May 14, 2007

(d)(2)

Agreement and Plan of Merger, dated as of October 5, 1998, by and among Gold Reserve Corporation (predecessor issuer), Gold Reserve Inc. (successor issuer) and GR–Merger Corp filed as Annex I to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(3)

Exchange Agreement by and among Gold Reserve Corporation, the Company, TranSecurities International, Inc. and Holders of Unit Shares, dated November 17, 1998 filed as Exhibit 4.1 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(4)

Restated Articles of Incorporation of the Company filed as Exhibit 3.1 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form  S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(5)

Bylaws of the Company filed as Exhibit 3.2 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(6)

Form of Certificate for the Company’s Class A common shares filed as Exhibit 4.4 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(7)

Form of Certificate for the Unit Share filed as Exhibit 4.5 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(8)

Shareholder Rights Plan Agreement, as amended, of the Company (including form of Rights Certificate) filed as Exhibit 99.1, Appendix C of the Company’s Form 6-K filed with the SEC on May 14, 2009 and incorporated by reference herein

(d)(9)

Form of Change of Control Agreement entered into by and among Gold Reserve Inc., Gold Reserve Corporation and, individually, each of Rockne J. Timm and A. Douglas Belanger filed as Exhibit (e)(1) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein

(d)(10)

Form of Change of Control Agreement entered into by and among Gold Reserve Inc., Gold Reserve Corporation and, individually, each of James P. Geyer, Robert A. McGuinness, Mary E. Smith, and David P. Onzay filed as Exhibit (e)(2) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein†

(d)(11)	Gold Reserve Inc. Equity Incentive Plan filed as Exhibit 3.2 to the Company’s Form 20-F (File No. 001-31819) filed with the SEC on April 3, 2006 and incorporated by reference herein†

(d)(12)

Gold Reserve Inc. Venezuelan Equity Incentive Plan filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (Registration No. 333-152883) filed with the SEC on April 3, 2006 and incorporated by reference herein†

(d)(13)	Gold Reserve KSOP filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on August 29, 2007 and incorporated by reference herein†

(d)(14)	Gold Reserve Inc. Director and Employee Retention Plan filed as Exhibit (e)(6) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein†

(d)(15)	Notice of Grant of Stock Options and Option Agreement filed as Exhibit 10.1 to the Company’s Form 10-Q (File No. 001-31819) filed with the SEC on August 12, 2011 and incorporated by reference herein†

(d)(16)	First Amendment to Shareholder Rights Plan Agreement filed as Appendix B to the Company’s Proxy Statement/Information Circular filed with the SEC on June 1, 2012 and incorporated herein by reference

(d)(17)

Subordinated Note Restructuring Agreement dated May 25, 2012 filed as Exhibit 99.1 to the Company’s Form 6-K (File No. 001-31819) filed with the SEC on May 30, 2012 and incorporated by reference herein

(d)(18)

Amended and Restated Subordinated Note Restructuring Agreement dated July 3, 2012 filed as Exhibit 99.1 to the Company’s Form 6-K (File No. 001-31819) filed with the SEC on 5, 2012 and incorporated by reference herein

(d)(19)

Second Amended and Restated Subordinated Note Restructuring Agreement dated September 13, 2012 filed as Exhibit 99.1 to the Company’s Form 6-K filed with the SEC on September 18, 2012 and incorporated by reference herein

(g)	Not applicable

(h)	Not applicable

* Filed herewith

† Management contract or compensatory plan or arrangement

Exhibit (a)(1)(D)

 SUPPLEMENT TO

NOTICE OF OFFER

To the Holders of

GOLD RESERVE INC.

5.50% Senior Subordinated Convertible Notes

Due June 15, 2022

CUSIP  38068N AB4

On September 18, 2012, Gold Reserve Inc. (the “Company” or “GR”) commenced an offer to holders (the “Holders”) of 5.50% Senior Subordinated Convertible Notes due 2022 (the “Notes”), upon the terms and subject to the conditions described in the Offer, dated September 18, 2012, as amended October 29, 2012 (the “original Offer, as amended”) and the accompanying letters of transmittal.

The Company, by this Supplement to the original Offer, as amended (this Supplement, together with the original Offer, as amended, is referred to herein as the “Offer ”), amends and supplements the original Offer, as amended to provide additional disclosure with respect to:

Except as otherwise set forth in this Supplement, the terms and conditions set forth in the original Offer, as amended, and the related letters of transmittal remain applicable in all respects. To the extent that any information or amendment contained in this Supplement is inconsistent with the information in the original Offer, as amended, the information and amendments set forth in this Supplemental shall control. Unless the context indicates otherwise, terms used in this Supplement and the original Offer, as amended, have the meanings given to them in the original Offer, as amended..

None of GR or its board of directors or employees are making any recommendation to any Holder as to whether to surrender or refrain from surrendering Notes pursuant to the Offer. Each Holder must make his, her or its own decision whether to surrender his, her or its Notes pursuant to the Offer and, if so, the principal amount of Notes to surrender based on their own assessment of current market value and other relevant factors.

November 7, 2012

PRO FORMA FINANCIAL INFORMATION

The following pro forma financial statements set forth our financial position and results of operations as of June 30, 2012 (i) on an actual basis and (ii) on an as-adjusted basis to reflect the transactions described below.

On May 16, 2012, the Company notified the Holders that pursuant to the Indenture they have the right to require the Company to purchase all or a portion of their Notes on or before June 15, 2012 (the “Put Option”) and that the Company would pay, in cash, any notes validly surrendered. A total of $16,900,000 of notes were validly surrendered by Holders and redeemed for cash by the Company.

The Company has entered into the Second Amended and Restated Restructuring Agreement, covering 98.7% of the Company’s remaining outstanding Notes.  The Offer represents the remaining $1,080,000 of Notes (1.3% of the outstanding Notes) not already surrendered pursuant to the Put Option or pursuant to the Second Amended and Restated Restructuring Agreement. The table below assumes that all other remaining outstanding Notes elect to participate in the Offer.

GOLD RESERVE INC.	As	Large
PROFORMA Balance Sheet	Reported	Noteholders		As Adjusted
	June 30, 2012	Restructuring	OFFER	June 30, 2012
ASSETS	(a)	(b)	(c)
Cash and cash equivalents (1)	$30,548,624	$(16,875,500)	$(216,000)	$13,457,124
Other assets	3,070,479			3,070,479
Property, plant and equipment, net	19,165,683			19,165,683

Total assets	$52,784,786	$(16,875,500)	$(216,000)	$35,693,286

LIABILITIES & SHAREHOLDERS' EQUITY
Accounts payable and accrued expenses	$1,978,564			$1,978,564
Convertible notes:
Short-term	17,955,500	(16,875,500)	(216,000)	-
			(d) (864,000)

Long-term	67,491,500	(42,183,500)	(540,000)	-
		(e) (25,308,000)	(324,000)
			(d) 864,000
	85,447,000	(84,367,000)	(1,080,000)	-

Amended/Modified Convertible Notes- Note (1)		(e) 25,308,000	324,000	25,632,000
Total liabilities	87,425,564	(59,059,000)	(756,000)	27,610,564
Common shares and equity units:	251,468,505	42,183,500	540,000	294,192,005
Stock options	18,937,131			18,937,131
Accumulated deficit	(305,046,414)			(305,046,414)
Total shareholders’ equity	(34,640,778)	42,183,500	540,000	8,082,722

Total liabilities and shareholders' equity	$52,784,786	$(16,875,500)	$(216,000)	$35,693,286
Shares Issued (No Par Value)- Note (1)
Serial Preferred, Authorized: Unlimited; Issued: None	-			-
Class A Common- Authorized: Unlimited; Issued:	59,798,972	12,406,912	158,824	72,364,708
Class B Common- Authorized: 500,236; Issued:	500,236			500,236
	60,299,208			72,864,944

Book Value Per Share	$(0.57)			$0.11

(a)  include the June Put Option as actually tendered and accepted

(b)  giving effect to the Restructuring as actually tendered pursuant to the agreed-upon participation with the Large Noteholders

(c)  giving effect to the remaining untendered notes assumed to be tendered for the Offer.

(d)  short / long-term reclassification.

(e)  30% of Notes redeemed for amended/modified notes.

Consistent with the terms negotiated with the  Large Noteholders, the Offer provides that each $1,000 of Notes tendered is restructured in consideration for 20% cash, 50% equity and 30% Modified Notes which equates to $200 cash, 147.0588 shares ($1,000 x 50% / Shares Price of $3.40) and $300 Modified Notes. A total face value of $84,367,000 in Notes were tendered pursuant to agreed upon participation by the Large Noteholders  and the remaining $1,080,000 in Notes are assumed tendered pursuant to the Offer by holders other than Large Noteholders.

	Large
	Noteholders		As Adjusted
Note (1)	Restructuring	OFFER	June 30, 2012
Notes tendered	$84,367,000	$1,080,000	$85,447,000
Percent exchanged for cash	20%	20%	20%
Amount tendered exchanged for cash (a)	16,875,500	216,000	17,091,500

Notes tendered	84,367,000	1,080,000	85,447,000
Percent exchanged for Amended Convertible Notes	30%	30%	30%
Amount tendered exchanged for equity (a)	25,308,000	324,000	25,632,000

Notes tendered	84,367,000	1,080,000	85,447,000
Percent exchanged for equity	50%	50%	50%
Amount tendered exchanged for equity	42,183,500	540,000	42,723,500
Share Price	$3.40	$3.40	$3.40
New shares issued on a proforma basis	12,406,912	158,824	12,565,736

(a)  Cash rounded to make Amended/Modified Convertible Notes divisible by $1,000

GOLD RESERVE INC. PROFORMA Statement of Operations	As Reported Year Ended December 31, 2011	Interest Adjustment		As Adjusted Year Ended December 31, 2011	As Reported Six Months Ended June 30, 2012	Interest Adjustment		As Adjusted Six Months Ended June 30, 2012
		Large Noteholders Restructuring	OFFER			Large Noteholders Restructuring	OFFER

OTHER INCOME	$2,358,514			$2,358,514	$14,054			$14,054

EXPENSES
General and administrative	12,601,295			12,601,295	6,487,517			6,487,517
Arbitration	6,659,359			6,659,359	2,866,863			2,866,863
Interest (#)	6,710,253	(4,980,157)	(49,566)	1,680,530	3,289,322	(2,434,372)	(31,165)	823,785

Net loss for the period	$(23,612,393)	$(4,980,157)	$49,566	$(18,582,670)	$(12,629,648)	$2,434,372	$31,165	(10,164,111)

Ratio of earnings to fixed charges	$(2.52)			$(10.06)	$(2.84)			$(11.34)

Earnings per share:
Net loss per share	$(0.40)	$(0.08)	-	$(0.31)	$(0.21)	-	-	$(0.17)
Weighted average shares outstanding	59,470,615	59,470,615	59,470,615	59,470,615	60,281,104	60,281,104	60,281,104	60,281,104

(#)  Interest expense has been adjusted to consider the consummation of the transactions (the Restructuring pursuant to the Second Amended and Restated Restructuring Agreement and the redemption of the remaining Notes pursuant to the Offer) at the beginning of the period presented, the total of which represents an approximately 75% reduction in outstanding convertible notes.  Accordingly interest expense for the year ended December 31, 2011 and the six months ended June 30, 2012 as originally reported is reduced by approximately 75%.

				Large Noteholders		June 30,
			Put Option	Restructuring	OFFER	2012
Total Notes	102,347,000	100%	16,900,000	84,367,000	1,080,000	102,347,000
Net notes tendered	76,715,000	75%	(16,900,000)	(59,059,000)	(756,000)	(76,715,000)
Notes Remaining	25,632,000	25%		25,308,000	324,000	25,632,000

ADDITIONAL INFORMATION REGARDING CONTINGENT VALUE RIGHT

Below is a chart illustrating amounts that might be payable with respect to the CVR to the Holders of the 1.3% of outstanding Notes, assuming the maximum 0.07% possible payout percentage if all Other Holders elect to participate and their Notes are accepted by the Company. There can be no assurances that the Company will receive any money or other consideration with respect to its arbitration proceeding or any sale of the Company’s mining data, equipment and related assets. Accordingly, there can be no assurances that the CVR will have any value in the future.

The CVR payout calculations per thousand in the chart are based on hypothetical amounts that might be received by the Company with respect to an arbitration award, arbitration settlement, mining data sale or a related transaction. Management’s presentation of these hypothetical amounts are not an indication of management’s expectations with respect to future outcomes.  The calculations are provided for illustrative purposes.

The minimum value presented represents the management’s estimate of the costs to independently duplicate the mining data, equipment and related assets and a sales price that management would consider if the Company were to receive an offer for such assets. The maximum value represents the current amount requested by the Company to be awarded by the arbitration tribunal. There can be no assurance that the Company will be successful in obtaining any award or other compensation through a settlement or asset sale or that the Company will be successful in collecting any portion of such amounts.

	Hypothetical gross value received before deductions			$200,000,000		$2,200,000,000
	Deductions
	A Maximum income taxes			$(70,000,000)		$(770,000,000)
	B Redemption of modified notes			$(26,000,000)		$(26,000,000)
	C Payment of contingent legal fees			$(10,000,000)		$(10,000,000)

	Hypothetical Net Value Received			$94,000,000	CVR Payout per $1,000	$1,394,000,000	CVR Payout per $1,000
CVR %
5.465%	Large Note Holders	$84,367,000	98.7%	$5,137,198	$60.89	$76,183,553	$903.00
0.070%	Other Holders	$1,080,000	1.3%	$65,762	$60.89	$975.242	$903.00
5.535%		$85,447,000	100.0%	$5,202,960	$60.89	$77,158,795	$903.00

The hypothetical payout amounts shown above include deductions for (A) a hypothetical maximum corporate tax rate of 35%, (B) redemption of Modified Notes assuming they have not already been redeemed prior to an award, and (C) an estimate of the maximum of other current obligations of the Company including a success fee related to arbitration (as referenced in the CVR).

The form of the CVR is attached as Exhibit C to the Second Amended and Restated Subordinated Note Restructuring Agreement, a copy of which is attached as Exhibit 99.1  to the Company’s Report on Form 6-K filed with the SEC on September 18, 2012.

ADDITIONAL CASH CONSIDERATION

Each Holder that participates in the Offer is entitled to an additional cash payment of a  prorata percentage (based on the outstanding principal amount of the Notes held by such Holder) of a maximum of up to $1,000,000 depending upon the principal amount of Notes tendered pursuant to this Offer. Assuming all Other Holders elect to tender their Notes, the maximum aggregate cash payment to such Holders would be approximately $12,639

INFORMATION IN THE ORIGINAL OFFER

The original Offer, as amended, includes important information about the Company and the Offer that we have not repeated in this Supplement, and we urge you to read the original Offer, as amended, as well as this Supplement carefully.  The Offer is being made on the terms and subject to the conditions described in the original Offer, as amended and as supplemented by this Supplement, together with the Letters of Transmittal accompanying the original Offer, as amended. Thus, except as the Offer has been amended or superseded by this Supplement, the information in the original Offer continues to apply.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

GR is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the SEC.  Such reports and other information can be inspected and copied at the Public Reference Section of the SEC located at 100 F Street, Washington D.C. 20549.  Such material may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov. Also, the Company files reports and other announcements with the Canadian securities regulatory agencies, which can be viewed on-line at www.sedar.com.

GR has filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 13(e)(4) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Offer.  The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The documents listed below contain important information about GR and its financial condition and the Company hereby incorporates by reference into the Offer the following documents that we have filed with the SEC:

•           GR’s annual report on Form 10-K for its fiscal year ended December 31, 2011;

•           GR’s reports on Form 6-K filed on May 30, 2012,  May 31, 2012, June 4, 2012, June 29, 2012, July 5, 2012, August 28, 2012 and September 18, 2012;

•           All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K mentioned above;

•           All documents required to be filed with the SEC by GR pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Offer; and

•           The description of Capital Stock set forth in the Registration Statement on Form F-10 (File No. 333-142655) filed on May 7, 2007.

`In particular, we incorporate by reference our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, beginning on page 24 of the Annual Report. In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.